

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Fawad Maqbool
Chief Executive Officer
AmpliTech Group, Inc.
155 Plant Avenue
Hauppauge, New York 11788

> **Re: AmpliTech Group, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed June 30, 2022**
> **File No. 333-251260**

Dear Mr. Maqbool:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-1 filed June 30, 2022

General

1. This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended December 31, 2019. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities, including the issuance of securities pursuant to the exercise of your warrants, using the prospectus during which time the audited financial statements in the prospectus were not current.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Avital Perlman, Esq.